UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 8, 2017



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Items 1.01, 2.03   Amendment of Material Agreement; Entry into a Material Definitive Agreement; Creation of Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

Term Loan

On December 8, 2017, Winnebago and Octavius Corporation entered into an amendment (the "Term Loan Amendment") to its existing Term Loan Agreement dated November 8, 2016 by and among Winnebago, Octavius Corporation, the other loan parties party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A. as Administrative Agent. A copy of the Term Loan Amendment is attached hereto as Exhibit 10.1.

The Term Loan Amendment provides for Refinancing Tranche B Term Loans in an aggregate principal amount of $260 million. Net proceeds from the Refinancing Term Loans were used to refinance the existing Term Loans in their entirety, to reduce the Term Loans from $300 million to $260 million. The Term Loan Amendment reprices the Tranche B Term Loans at a fluctuating rate of interest per year based on the London Interbank Offering Rate ("LIBOR") plus 3.5% to replace the previous facility that carried an interest rate of LIBOR plus 4.5%. The Refinancing Tranche B Term Loans will mature on November 8, 2023.

Asset Based Lending

Also on December 8, Winnebago, Winnebago of Indiana, LLC and Grand Design RV, LLC (collectively the "Borrowers") entered into an amendment (the "Credit Amendment") to the existing ABL Credit Agreement dated November 8, 2016 by and among the Borrowers, the other loan parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A. as Administrative Agent. A copy of the Credit Amendment is attached hereto as Exhibit 10.2.

The Credit Amendment reduces the interest rate on the $125 million asset-based lending facility ("ABL"). Interest rates on the amended ABL will now be from LIBOR plus 1.25% to 1.75% in place of the previous range of LIBOR plus 1.50% to 2.00%. The interest rate primarily depends upon the amount borrowed on the ABL. In addition to reducing the interest rate, the Credit Amendment lessens the reporting requirements to which the Borrowers are subject in the absence of a default and when certain financial conditions are met. The requirement that Winnebago hedge a material portion of the Term Loan B floating rate interest exposure was also removed from the ABL. The ABL facility will mature on November 8, 2021.

The foregoing descriptions of Amendment No. 1 to Loan Agreement and Amendment No. 2 to Credit Agreement are not complete and are each subject to and qualified in their respective entirety by reference to Amendment No. 1 to Loan Agreement and Amendment No. 2 to Credit Agreement that are included as Exhibits 10.1 and 10.2 to this Current Report on Form 8-k.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	News Release of Winnebago Industries, Inc. dated December 8, 2017
10.1	Amendment No. 1 to Loan Agreement dated as of December 8, 2017 among Octavius Corporation, JPMorgan Chase Bank, N.A. as Administrative Agent and the lender parties hereto.
10.2	Amendment No. 2 to Credit Agreement dated as of December 8, 2017 by and among Winnebago Industries, Inc., Winnebago of Indiana, LLC, Grand Design RV, LLC, the other Loan Parties hereto, the financial institutions party hereto as Lenders, and JPMorgan Chase Bank, N.A. as Administrative Agent.

Cautionary Statement Regarding Forward-Looking Information

Forward-looking Statements
This Current Report on Form 8-K contains forward-looking statements that relate to future events. Winnebago cautions you that such statements are simply predictions and actual events or results may differ materially. These statements reflect Winnebago's current expectations, and Winnebago does not undertake to update or revise these forward looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other Winnebago statements will not be realized. Further, these statements involve risks and uncertainties, many of which are beyond Winnebago's control, which could cause actual results to differ materially from the forward-looking statements. Statements

related to, among other things, the New Term Loan Facility, expected interest expense savings, and expenses related to the write-off of certain debt issuance costs constitute forward-looking statements. For a description of additional factors that may cause Winnebago's actual results, performance, or expectations to differ from any forward-looking statements, please review the information set forth in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Winnebago's public reports filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: December 11, 2017	By:	*/s/ Scott C. Folkers*
	Name:	Scott C. Folkers
	Title:	Vice President, General Counsel and Secretary

 # News Release

Contact: Steve Stuber - Investor Relations - 952-828-8461 - srstuber@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES REPRICING OF ITS TERM LOAN B DEBT

FOREST CITY, IOWA, December 8, 2017 - Winnebago Industries, Inc. (NYSE: WGO) ("Winnebago"), a leading United States (U.S.) recreation vehicle manufacturer, announced today a successful repricing of a $260 million Term Loan B facility. Winnebago successfully priced the facility at an interest rate of LIBOR plus 3.5% to replace the previous facility that carried an interest rate of LIBOR plus 4.5%.

In conjunction with the repricing of the Term Loan B facility, Winnebago also amended its existing $125 million ABL facility. Interest rates on the amended ABL will now be from LIBOR plus 125bps to 175bps in place of the previous range of LIBOR plus 150bps to 200bps. The interest rate primarily depends upon the amount borrowed on the ABL.

About Winnebago Industries
Winnebago Industries is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

Forward-looking Statements
This release contains forward-looking statements that relate to future events. Winnebago cautions you that such statements are simply predictions and actual events or results may differ materially. These statements reflect Winnebago's current expectations, and Winnebago does not undertake to update or revise these forward looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other Winnebago statements will not be realized. Further, these statements involve risks and uncertainties, many of which are beyond Winnebago's control, which could cause actual results to differ materially from the forward-looking statements. Statements related to, among other things, the New Term Loan Facility, expected interest expense savings, and expenses related to the write-off of certain debt issuance costs constitute forward-looking statements. For a description of additional factors that may cause Winnebago's actual results, performance, or expectations to differ from any forward-looking statements, please review the information set forth in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Winnebago's public reports filed with the Securities and Exchange Commission.

# # #

Exhibit 10.1

AMENDMENT NO. 1 TO LOAN AGREEMENT

This Amendment No. 1 to Loan Agreement, dated as of December 8, 2017 (this "Amendment"), is among OCTAVIUS CORPORATION, a Delaware corporation (the "Borrower"), WINNEBAGO INDUSTRIES, INC., an Iowa corporation (the "Company"), JPMORGAN CHASE BANK, N.A., as Administrative Agent (the "Administrative Agent"), and the lenders party hereto. Capitalized terms used and not otherwise defined herein have the definitions provided therefor in the Loan Agreement referenced below.

W I T N E S S E T H:

WHEREAS, the Borrower, the Company, the other Loan Parties from time to time party thereto, the Lenders from time to time party thereto and the Administrative Agent are parties to that certain Loan Agreement, dated as of November 8, 2016 (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, the "Loan Agreement"; the Loan Agreement, as amended by this Amendment, the "Amended Loan Agreement");

WHEREAS, the Borrower intends to incur a new class of Refinancing Term Loans in an aggregate principal amount equal to $260,000,000 (the "New Tranche B Term Loans") in accordance with Section 2.27 of the Loan Agreement, the proceeds of which will be used to refinance all of the Term Loans outstanding as of the Amendment No. 1 Effective Date (as defined below) and to pay fees and expenses related to the foregoing;

WHEREAS the Borrower has requested that the financial institutions set forth on Schedule I hereto (the "New Tranche B Term Lenders") commit to make the New Tranche B Term Loans on the Amendment No. 1 Effective Date (the commitment of each New Tranche B Term Lender to provide its applicable portion of the New Tranche B Term Loans, as set forth opposite such New Tranche B Term Lender's name on Schedule I hereto, is such New Tranche B Term Lender's "New Tranche B Term Loan Commitment");

WHEREAS, this Amendment constitutes a Refinancing Amendment, the New Tranche B Term Loan Commitments constitute Refinancing Term Loan Commitments and the New Tranche B Term Loans constitute Refinancing Term Loans and Loan Agreement Refinancing Indebtedness, in each case under the Loan Agreement; and

WHEREAS, the Borrower has also requested that certain provisions of the Loan Agreement be amended as set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1.   New Tranche B Term Loans.

(a)   Subject to the satisfaction of the conditions precedent set forth in Section 3 hereof and to the provisions of Section 1(c) hereof, each New Tranche B Term Lender agrees, severally and not jointly, to make, on the Amendment No. 1 Effective Date, a New Tranche B Term Loan to the Borrower in an aggregate principal amount equal to its New Tranche B Term Loan Commitment. The New Tranche B Term Loan Commitment of each New Tranche B Term Lender shall automatically terminate upon the making of the New Tranche B Term Loans on the Amendment No. 1 Effective Date. The proceeds of the New Tranche B Term

Loans shall be used by the Borrower on the Amendment No. 1 Effective Date solely to repay the principal amount of the Term Loans outstanding as of the Amendment No. 1 Effective Date, together with all accrued but unpaid interest thereon and all fees and expenses of the Borrower payable in connection with this Amendment, the New Tranche B Term Loan Commitments and the New Tranche B Term Loans. The transactions contemplated by this Section 1(a) are collectively referred to as the "Amendment Refinancing Transactions".

(b)   Immediately upon the consummation of the Amendment Refinancing Transactions, each reference to the term "Lender", "Term Lender" and "Tranche B Term Lender" in the Loan Documents shall be deemed to include the New Tranche B Term Lenders. For purposes of clarity, the Maturity Date with respect to the New Tranche B Term Loans shall be the Maturity Date with respect to the initial Tranche B Term Loans incurred on the Effective Date.

(c)   Notwithstanding anything herein to the contrary:

(i) each New Tranche B Term Lender holding Term Loans immediately prior to the Amendment No. 1 Effective Date (each such New Tranche B Term Lender, an "Existing Term Lender") that checks the "Cashless Roll" option on its signature page hereto shall, in lieu of its requirement to make a New Tranche B Term Loan in accordance with Section 1(a) hereof, be deemed to have made to the Borrower a New Tranche B Term Loan on the Amendment No. 1 Effective Date in an amount equal to the lesser of (A) the aggregate principal amount of the Term Loans held by such Existing Term Lender immediately prior to the Amendment No. 1 Effective Date (such Existing Term Lender's "Existing Term Loan Amount") and (B) such Existing Term Lender's New Tranche B Term Loan Commitment; provided that, if such Existing Term Lender's New Tranche B Term Loan Commitment exceeds such Existing Term Lender's Existing Term Loan Amount, then such Existing Term Lender shall be required to make a New Tranche B Term Loan to the Borrower on the Amendment No. 1 Effective Date in accordance with Section 1(a) hereof in an aggregate principal amount equal to such excess;

(ii) with respect to each Existing Term Lender that checks the "Cashless Roll" option on its signature page hereto, the Borrower shall, in lieu of its obligation to prepay the Term Loans of such Existing Term Lender in accordance with Section 1(a) hereof, be deemed to have prepaid, on the Amendment No. 1 Effective Date, an amount of the Term Loans of such Existing Term Lender in an aggregate principal amount equal to the lesser of (A) such Existing Term Lender's Existing Term Loan Amount and (B) such Existing Term Lender's New Tranche B Term Loan Commitment; provided that (1) if such Existing Term Lender's Existing Term Loan Amount exceeds such Existing Term Lender's New Tranche B Term Loan Commitment, then the Borrower shall be required to prepay in full, on the Amendment No. 1 Effective Date in accordance with Section 1(a) hereof, the outstanding principal amount of the Term Loans of such Existing Term Lender not deemed to be prepaid pursuant to this clause (ii) and (2) notwithstanding the operation of this clause (ii), the Borrower shall be required to pay to such Existing Term Lender, on the Amendment No. 1 Effective Date, all accrued but unpaid interest on the outstanding principal amount of the Term Loans of such Existing Term Lender immediately prior to the Amendment No. 1 Effective Date; and

(iii) each Existing Term Lender that checks the "Assignment Settlement" option on its signature page hereto shall have its Existing Term Loan Amount prepaid in full, together with all accrued but unpaid interest thereon, on the Amendment No. 1 Effective Date and agrees to purchase, by assignment, a New Tranche B Term Loan in an aggregate principal amount equal to its New Tranche B Term Loan Commitment, in accordance with Section 1(a) hereof.

(d)   Each Existing Term Lender party hereto hereby waives any requirement to pay any amounts due and owing to it pursuant to Section 2.16 of the Loan Agreement as a result of the Amendment Refinancing Transactions.

2.   Amendments to the Loan Agreement. Effective as of the date of satisfaction of the conditions precedent set forth in Section 3 below (such date, the "Amendment No. 1 Effective Date"), the parties hereto agree that the Loan Agreement is hereby amended as follows:

(a)   Section 1.01 of the Loan Agreement is amended to insert, in the appropriate alphabetical location, the following new definitions:

"Amendment No. 1" means Amendment No. 1 to this Agreement, dated as of December 8, 2017.

"Amendment No. 1 Effective Date" means December 8, 2017.

"Amendment No. 1 Refinancing Transactions" means the "Amendment Refinancing Transactions," as such term is defined in Amendment No. 1.

(b)   The definition of "Applicable Rate" appearing in Section 1.01 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

"Applicable Rate" means a rate per annum equal to (i) 3.50% in the case of Eurodollar Loans and (ii) 2.50% in the case of ABR Loans.

(c)   The definitions of "Tranche B Term Loan Commitment" and "Tranche B Term Loans" appearing in Section 1.01 of the Loan Agreement are hereby amended and restated in their entirety to read as follows:

"Tranche B Term Loan Commitment" means (a) as to any Tranche B Term Lender, the aggregate commitment of such Tranche B Term Lender to make Tranche B Term Loans as set forth on the Commitment Schedule (or, upon and after the consummation of the Amendment No. 1 Refinancing Transactions, as set forth on Schedule I to Amendment No. 1) or in the most recent Assignment Agreement or other documentation contemplated hereby executed by such Tranche B Term Lender and (b) as to all Tranche B Term Lenders, the aggregate commitment of all Tranche B Term Lenders to make Tranche B Term Loans, which aggregate commitment shall be $260,000,000 on the Amendment No. 1 Effective Date (after consummation of the Amendment No. 1 Refinancing Transactions). After advancing the Tranche B Term Loans, each reference to a Tranche B Term Lender's Tranche B Term Loan Commitment shall refer to that Tranche B Term Lender's Applicable Percentage of the Tranche B Term Loans.

"Tranche B Term Loans" means the term loans made by the Tranche B Term Lenders to the Borrower pursuant to Section 2.01 (or, upon and after the consummation of the Amendment No. 1 Refinancing Transactions, term loans made pursuant to Section 1 of Amendment No. 1).

(d)   Section 2.11(b) of the Loan Agreement is hereby amended to add the phrase "(or, upon consummation of the Amendment No. 1 Refinancing Transactions, on or prior to the date that is six months after the Amendment No. 1 Effective Date)" immediately following the phrase "on or prior to the first anniversary of the Effective Date" appearing in the first and second sentences therein.

(e)   Section 2.10(a) of the Loan Agreement is hereby amended to amend and restate clause (i) thereof to read as follows:

(i)   on the last day of each March, June, September and December, commencing on December 31, 2019, an aggregate principal amount equal to the amount set forth below opposite such date (which payments shall be adjusted from time to time pursuant to Section 2.11(a) and Section 2.11(e)):

Repayment Date	Repayment Amount
December 31, 2019	$2,750,000
March 31, 2020 and thereafter	$3,750,000

(f)   Section 2.10(a) of the Loan Agreement is hereby amended to replace the reference to the phrase "Section 2.11(f)" set forth in the last paragraph thereof with the phrase "Section 2.11(e)".

(g)   Section 2.11 of the Loan Agreement is hereby amended to replace each reference to the phrase "Section 2.11(f)" set forth in clauses (a) and (c) thereof with the phrase "Section 2.11(e)".

(h)   Section 2.14 of the Loan Agreement is hereby amended and restated to read as follows:

SECTION 2.14 Alternate Rate of Interest.

(a)   If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(i)   the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable (including, without limitation, by means of an Interpolated Rate or because the LIBO Screen Rate is not available or published on a current basis) for such Interest Period; or

(ii)   the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders through Electronic System as provided in Section 9.01 as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and any such Eurodollar Borrowing shall be repaid or converted into an ABR Borrowing on the last day of the then current Interest Period applicable thereto, and (B) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing.

(b)　　　If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in clause (a)(i) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in clause (a)(i) have not arisen but the supervisor for the administrator of the LIBO Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the LIBO Screen Rate shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Borrower shall endeavor to establish an alternate rate of interest to the LIBO Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable. Notwithstanding anything to the contrary in Section 9.02, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five (5) Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this clause (b) (but, in the case of the circumstances described in clause (ii) of the first sentence of this Section 2.14(b), only to the extent the LIBO Screen Rate for such Interest Period is not available or published at such time on a current basis), (x) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and (y) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing; provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

(i)　　　Section 9.02(b) of the Loan Agreement is hereby amended to insert the phrase "Section 2.14(b) with respect to an alternate rate of interest to the LIBO Rate," immediately after the phrase "Except as provided in" in the first sentence thereof.

(j)　　　Section 9.02(e) of the Loan Agreement is hereby amended to add the following sentence at the end thereof:

> After giving effect to the Amendment No. 1 Refinancing Transactions, each party hereto agrees that an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed solely by the Borrower, the Company, the Administrative Agent and the assignee and that the Non-Consenting Lender shall be deemed to have agreed to such assignment and need not be a party thereto.

(k)　　　Section 9.04(b)(ii)(C) of the Loan Agreement is hereby amended to delete the phrase "(1) only one such processing and recordation fee shall be payable in the event of simultaneous assignments and delegations from any Lender or its Approved Funds to one or more other Approved Funds of such Lender and (2)" appearing therein.

3.　　　Conditions Precedent. The effectiveness of this Amendment is subject to the conditions precedent that the Administrative Agent shall have received:

(a)   counterparts to (i) this Amendment, duly executed by each of the Borrower, the Company, the New Tranche B Term Lenders and the Administrative Agent and (ii) the Consent and Reaffirmation (the "Consent and Reaffirmation") attached as Exhibit A hereto, duly executed by the Loan Parties (other than the Borrower and the Company);

(b)   a certificate executed by a Financial Officer, on behalf of the Company, certifying that as of the date hereof and immediately after giving effect to the terms of this Amendment, (i) no Default has occurred and is continuing and (ii) the representations and warranties of the Loan Parties set forth in the Loan Agreement are true and correct in all material respects (provided that any representation or warranty that is qualified by materiality, Material Adverse Effect or similar language is true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they were true and correct in all material respects (provided that any representation or warranty that is qualified by materiality, Material Adverse Effect or similar language was true and correct in all respects) as of such earlier date;

(c)   a certificate executed by the Secretary or Assistant Secretary of each Loan Party certifying (and attaching, as applicable):

(i) that there have been no changes since the Effective Date to the certificate of incorporation or other charter document of such Loan Party attached as Exhibit A to the Secretary's Certificate of such Loan Party delivered to the Administrative Agent on the Effective Date pursuant to the Loan Agreement (the Secretary's Certificates of all Loan Parties delivered to the Administrative Agent on the Effective Date pursuant to the Loan Agreement are collectively referred to herein as the "Initial Secretary Certificates") and that such certificate of incorporation or other charter document remains in full force and effect as of the effective date of this Amendment;

(ii) that there have been no changes since the Effective Date to the by-laws or other applicable organizational document of such Loan Party attached as Exhibit B to the Initial Secretary Certificate of such Loan Party and that such by-laws or other applicable organizational document remains in full force and effect as of the effective date of this Amendment;

(iii) resolutions of the board of directors or other governing body of such Loan Party authorizing the execution, delivery and performance of this Amendment (or the Consent and Reaffirmation, as applicable); and

(iv) the names and true signatures of the incumbent officers of such Loan Party authorized to execute this Amendment (or the Consent and Reaffirmation, as applicable);

(d)   a recent good standing certificate (or analogous documentation if applicable) for each Loan Party from the Secretary of State (or analogous governmental entity) of the jurisdiction of its organization;

(e)   (i) customary opinion of K&L Gates LLP, special New York counsel for the Loan Parties, in respect of this Amendment and reasonably satisfactory to the Administrative Agent and (ii) customary opinion of Davis, Brown, Koehn, Shors & Roberts, P.C., special Iowa counsel for the Loan Parties, in respect of this Amendment and reasonably satisfactory to the Administrative Agent;

(f)   a fully executed mortgage amendment with respect to each Mortgage in effect as of the Amendment No. 1 Effective Date, each in form and substance reasonably satisfactory to Administrative Agent;

(g)   payment and/or reimbursement of the Administrative Agent's and its affiliates' reasonable and documented out-of-pocket expenses due and payable and required to be paid on or prior to the Amendment No. 1 Effective Date (including, to the extent invoiced no less than one (1) Business Day prior to the Amendment No. 1 Effective Date (except as otherwise reasonably agreed by the Company), reasonable fees and out-of-pocket expenses of counsel for the Administrative Agent) in connection with this Amendment and any other Loan Documents delivered pursuant to the Amendment;

provided that the Borrower shall have delivered to the Administrative Agent (x) in accordance with Section 2.11(a) of the Loan Agreement, a notice of prepayment with respect to the Term Loans outstanding on the Amendment No. 1 Effective Date and (y) a Borrowing Request with respect to the Borrowing of the New Tranche B Term Loans to be made on the Amendment No. 1 Effective Date.

4.   Representations and Warranties. To induce the Administrative Agent, and the New Tranche B Term Lenders to enter into this Amendment, each of the Borrower and the Company hereby represents and warrants to the Administrative Agent and the New Tranche B Term Lenders that:

(a)   This Amendment and the Loan Agreement as modified hereby constitute its legal, valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law; and

(b)   As of the date hereof and immediately after giving effect to the terms of this Amendment, (i) no Default has occurred and is continuing, and (ii) the representations and warranties of the Loan Parties set forth in the Loan Agreement are true and correct in all material respects (provided that any representation or warranty that is qualified by materiality, Material Adverse Effect or similar language is true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they were true and correct in all material respects (provided that any representation or warranty that is qualified by materiality, Material Adverse Effect or similar language was true and correct in all respects) as of such earlier date.

5.   Date Down Endorsement. Within thirty (30) days following the Amendment No. 1 Effective Date (or such later as the Administrative Agent may agree to in its sole discretion), the Company shall deliver to Administrative Agent a fully paid date down endorsement, in form and substance reasonably satisfactory to Administrative Agent, with respect to each title insurance policy insuring a Mortgage in effect as of the Amendment No. 1 Effective Date.

6.   Reference to and Effect on the Loan Agreement.

(a)   Upon the effectiveness hereof, each reference in the Loan Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of like import, and each reference in any other Loan Document to the Loan Agreement (including, without limitation, by means of words like "thereunder," "thereof," and words of like import), shall mean and be a reference to the Loan Agreement as amended hereby, and this Amendment and the Loan Agreement shall be read together and construed as a single instrument referred to herein as the Amended Loan Agreement.

(b)　　Except as expressly amended hereby, the Loan Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby reaffirmed, ratified and confirmed.

(c)　　The liens and security interests in favor of the Administrative Agent for the benefit of the Secured Parties securing payment of the Secured Obligations (and all filings with any Governmental Authority in connection therewith) are in all respects continuing and in full force and effect with respect to all Secured Obligations.

(d)　　Except with respect to the subject matter hereof, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent or the Lenders, nor constitute a waiver of any provision of the Loan Agreement or any other documents, instruments and agreements executed and/or delivered in connection therewith.

(e)　　This Amendment is a Loan Document under (and as defined in) the Loan Agreement.

7.　　Miscellaneous.

(a)　　Governing Law. This Amendment shall be construed in accordance with and governed by the law of the State of New York.

(b)　　Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

(c)　　Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment by telecopy, e-mailed .pdf or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Amendment.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

OCTAVIUS CORPORATION, INC., as the Borrower

By: _____
     Name:
     Title:

WINNEBAGO INDUSTRIES, INC., as the Company

By: _____
     Name:
     Title:

JPMORGAN CHASE BANK, N.A., as
Administrative Agent

By: _____
     Name:
     Title:

NEW TRANCHE B TERM LENDERS

SIGNATURE PAGE TO AMENDMENT NO. 1 TO THE LOAN AGREEMENT DATED AS OF NOVEMBER 8, 2016, AMONG OCTAVIUS CORPORATION, WINNEBAGO INDUSTRIES, INC., THE OTHER LOAN PARTIES FROM TIME TO TIME PARTY THERETO, THE LENDERS FROM TIME TO TIME PARTY THERETO AND JPMORGAN CHASE BANK, N.A., AS ADMINISTRATIVE AGENT

Name of Institution:

By: ____________________________
Name:
Title:

By: ____________________________
Name:
Title:

[Check ONLY ONE of the two boxes below]

Check the following box to elect "Cashless Roll" treatment of the signing institution's existing Tranche B Term Loans (if any) under Section 1(c) of Amendment No. 1:

□ Cashless Roll Option

Check the following box to elect "Assignment Settlement" treatment of the signing institution's existing Tranche B Term Loans (if any) under Section 1(c) of Amendment No. 1:

□ Assignment Settlement Option

SCHEDULE I

New Tranche B Term Loan Commitments

[On file with the Administrative Agent]

EXHIBIT A

Consent and Reaffirmation

The undersigned hereby acknowledges receipt of a copy of the foregoing Amendment No. 1 to Loan Agreement with respect to that certain Loan Agreement, dated as of November 8, 2016 (as amended, restated, supplemented or otherwise modified from time to time, the "Loan Agreement"), by and among Octavius Corporation, a Delaware corporation (the "Borrower"), Winnebago Industries, Inc., an Iowa corporation (the "Company"), the other Loan Parties from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (the "Administrative Agent"), which Amendment No. 1 is dated as of December 8, 2017 (the "Amendment") and is by and among the Borrower, the Company, the lenders party thereto, and the Administrative Agent. Capitalized terms used in this Consent and Reaffirmation and not defined herein shall have the meanings given to them in the Loan Agreement.

Without in any way establishing a course of dealing by the Administrative Agent or any Lender, the undersigned consents to the Amendment and reaffirms the terms and conditions of the Loan Guaranty and any other Loan Document executed by it and acknowledges and agrees that the Loan Guaranty and each and every such Loan Document executed by the undersigned in connection with the Loan Agreement remains in full force and effect and is hereby reaffirmed, ratified and confirmed. All references to the Loan Agreement contained in the above‑referenced documents shall be a reference to the Loan Agreement as so modified by the Amendment and as the same may from time to time hereafter be amended, modified or restated.

Dated December 8, 2017

[Signature Page Follows]

IN WITNESS WHEREOF, this Consent and Reaffirmation has been duly executed as of the day and year above written.

WINNEBAGO OF INDIANA, LLC

By: _____
      Name:
      Title:

GRAND DESIGN RV, LLC

By: _____
      Name:
      Title:

Exhibit 10.2

AMENDMENT NO. 2 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 2 TO CREDIT AGREEMENT (this "Amendment"), dated as of December 8, 2017, is entered into by and among Winnebago Industries, Inc., an Iowa corporation (the "Company"), Winnebago of Indiana, LLC, an Iowa limited liability company ("Winnebago of Indiana"), Grand Design RV, LLC, an Indiana limited liability company ("Grand Design"; the Company, Winnebago of Indiana and Grand Design are collectively referred to herein as the "Borrowers"), the other Loan Parties party hereto, the financial institutions party hereto as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent (the "Administrative Agent"). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Credit Agreement referenced below.

WITNESSETH

WHEREAS, the Borrowers, the other Loan Parties, the financial institutions from time to time party thereto as Lenders (collectively, the "Lenders") and the Administrative Agent are parties to a Credit Agreement, dated as of November 8, 2016 (the "Credit Agreement");

WHEREAS, the Borrowers have requested that the Lenders and the Administrative Agent agree to certain amendments to the Credit Agreement; and

WHEREAS, the Lenders party hereto and the Administrative Agent have agreed to such amendments on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrowers, the other Loan Parties party hereto, the Lenders party hereto and the Administrative Agent hereby agree as follows:

Section 1. **Amendments to Credit Agreement.** Effective as of the date of satisfaction of the conditions precedent set forth in Section 2 of this Amendment, the parties hereto agree that the Credit Agreement is amended as follows:

(a) Section 1.01 of the Credit Agreement is hereby amended to add the following new definitions thereto in the appropriate alphabetical order:

"Amendment No. 2 Effective Date" means December 8, 2017.

"Monthly Reporting Period" means any period of time commencing on any day that the Aggregate Revolving Exposure (other than the aggregate LC Exposure) has exceeded $40,000,000 for more than five (5) consecutive days and continuing until such subsequent day, if any, on which the Aggregate Revolving Exposure (other than the aggregate LC Exposure) has not exceeded $0 for more than sixty (60) consecutive days.

"Specified Reporting Reserve" means a Reserve established by the Administrative Agent during each fiscal quarter (the "current fiscal quarter") of the Company (other than during a Monthly Reporting Period or Weekly Reporting Period) in an amount equal to $10,000,000 on the 45th day following the end of the immediately preceding fiscal quarter (the "prior fiscal quarter"), which amount shall be increased to $20,000,000 on the 75th day following the end of the prior fiscal quarter and subsequently decreased to $0 upon the Administrative Agent's receipt of an Aggregate Borrowing Base Certificate and a Borrowing Base Certificate for each Borrower for the current fiscal quarter.

"Weekly Reporting Period" means any period of time (a) when an Event of Default has occurred and is continuing or (b) commencing on any day that the Aggregate Availability is less than the greater of $12,5000,000 and 10% of the Aggregate Commitment and continuing until such subsequent date, if any, as when the Aggregate Availability has exceeded the greater of $12,500,000 and 10% of the Aggregate Commitment for thirty (30) consecutive days.

(b)   Section 1.01 of the Credit Agreement is hereby amended to delete the following terms and their related definitions: "Applicable Commitment Fee Rate", "Borrowing Base Information" and "Quarterly Reporting Period".

(c)   The definition of "Applicable Rate" set forth in Section 1.01 of the Credit Agreement is hereby amended to replace the pricing grid set forth therein with the following pricing grid:

Average Quarterly Availability	Eurodollar Spread	ABR Spread
Category 1 ≥66% of the Aggregate Commitment	1.25%	0.25%
Category 2 < 66% of the Aggregate Commitment but ≥ 33% of the Aggregate Commitment	1.5%	0.5%
Category 3 < 33% of the Aggregate Commitment	1.75%	0.75%

(d)   The definition of "Reserves" set forth in Section 1.01 of the Credit Agreement is hereby amended to replace the phrase "Specified Reserves, reserves for rent" with the phrase "Specified Reserves, Specified Reporting Reserves, reserves for rent".

(e)   The definition of "Material Real Property" set forth in Section 1.01 of the Credit Agreement is hereby amended to replace the phrase "Section 5.01(a), 5.01(b) or 5.01(c)" with the phrase "Section 5.01(a) or 5.01(b)".

(f)   Section 2.09(e) of the Credit Agreement is hereby amended to replace the figure "$50,000,000" set forth therein with the figure "$75,000,000".

(g)   Section 2.12(a) of the Credit Agreement is hereby amended to replace the phrase "the Applicable Commitment Fee Rate" with the phrase "0.25% per annum".

(h)   Section 2.14 of the Credit Agreement is hereby amended and restated to read as follows:

SECTION 2.14 Alternate Rate of Interest.

(a)   If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(i)   the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable (including, without limitation, by means of an Interpolated Rate or because the LIBO Screen Rate is not available or published on a current basis) for such Interest Period; or

(ii)   the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower Representative and the Lenders through Electronic System as provided in Section 9.01 as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower Representative and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and any such Eurodollar Borrowing shall be repaid or converted into an ABR Borrowing on the last day of the then current Interest Period applicable thereto, and (B) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing.

(b)   If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in clause (a)(i) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in clause (a)(i) have not arisen but the supervisor for the administrator of the LIBO Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the LIBO Screen Rate shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Borrower Representative shall endeavor to establish an alternate rate of interest to the LIBO Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable. Notwithstanding anything to the contrary in Section 9.02, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five (5) Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this clause (b) (but, in the case of the circumstances described in clause (ii) of the first sentence of this Section 2.14(b), only to the extent the LIBO Screen Rate for such Interest Period is not available or published at such time on a current basis), (x) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and (y) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing; provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

(i)   Section 5.01(c) of the Credit Agreement is hereby amended and restated to read as follows: "[Intentionally Omitted];"

(j)   Section 5.01(d) of the Credit Agreement is hereby amended to (i) replace the phrase "clause (a), (b) or (c) above" with the phrase "clause (a) or (b) above" and (ii) replace the phrase "clause (b) or (c)" with the phrase "clause (b)".

(k)   Clause (i) of Section 5.01(f) of the Credit Agreement is hereby amended and restated to read as follows:

(i) as soon as available but in any event within twenty (20) days after the end of each fiscal quarter following the Amendment No. 2 Effective Date (or, (x) during any Monthly Reporting Period, within twenty (20) days after the end of each calendar month following the Amendment No. 2 Effective Date or (y) during any Weekly Reporting Period, by the Wednesday immediately following the end of each calendar week) and

(l)   The lead-in to Section 5.01(g) of the Credit Agreement is hereby amended and restated to read as follows:

as soon as available but in any event within twenty (20) days of the end of each fiscal quarter (or, during any Monthly Reporting Period or Weekly Reporting Period, within twenty (20) days of the end of each calendar month), as of the period then ended, all delivered electronically in a text formatted file acceptable to the Administrative Agent:

(m)   Clause (iii) to Section 5.01(g) of the Credit Agreement is hereby amended by adding the following phrase at the beginning thereof: "if a Monthly Reporting Period or Weekly Reporting Period is then in effect,"

(n)   Section 5.01(h) of the Credit Agreement is hereby amended and restated to read as follows:

as soon as available but in any event within twenty (20) days of the end of each fiscal quarter (or, during any Monthly Reporting Period or Weekly Reporting Period, within twenty (20) days of the end of each calendar month) and at such other times as may be requested by the Administrative Agent, as of the period then ended, a schedule and aging of the Borrowers' accounts payable, delivered electronically in a text formatted file acceptable to the Administrative Agent;

(o)   Section 5.01 of the Credit Agreement is hereby amended to delete the penultimate paragraph thereof.

(p)   Section 5.11 of the Credit Agreement is hereby amended to replace the last sentence thereof with the following sentence: "Only one (1) such Inventory appraisal every other calendar year shall be at the sole expense of the Loan Parties; provided that (i) an Inventory appraisal may be conducted during any calendar year at the sole expense of the Loan Parties if the Aggregate Availability is less than the greater of $50,000,000 and 30% of the Aggregate Commitment at any time during such calendar year, (ii) two (2) such Inventory appraisals per calendar year shall be at the sole expense of the Loan Parties if the Aggregate Availability is less than the greater of $12,500,000 and 10% of the Aggregate Commitment at any time during such calendar year and (iii) during the occurrence and continuance of an Event of Default, there shall be no limitation on the number or frequency of appraisals that shall be at the sole expense of the Loan Parties."

(q)   Section 5.12 of the Credit Agreement is hereby amended to replace the phrase "$18,750,000 and 15% of the Aggregate Commitment" set forth therein with the phrase "$12,500,000 and 10% of the Aggregate Commitment".

(r)   Section 6.13 of the Credit Agreement is hereby amended and restated to read as follows:

[Intentionally Omitted].

(s)   Section 9.02(b) of the Credit Agreement is hereby amended to insert the phrase ", Section 2.14(b) with respect to an alternate rate of interest to the LIBO Rate," immediately after the phrase "(with respect to any commitment increase)" in the first sentence thereof.

Section 2.   Conditions of Effectiveness. The effectiveness of this Amendment is subject to the conditions precedent that the Administrative Agent shall have received:

(a)   counterparts to this Amendment, duly executed by each of the Borrowers, the other Loan Parties, the Lenders and the Administrative Agent; and

(b)   payment and reimbursement of the Administrative Agent's and its affiliates' fees and expenses (including, to the extent invoiced, reasonable fees and expenses of counsel for the Administrative Agent) in connection with this Amendment and the other Loan Documents.

Section 3.   Representations and Warranties of the Loan Parties. Each Loan Party hereby represents and warrants as follows:

(a)   This Amendment has been duly executed and delivered by it and constitutes its legal, valid and binding obligations, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)   Immediately after giving effect to this Amendment, the representations and warranties of the Loan Parties set forth in the Loan Documents shall be true and correct in all material respects (provided that any representation or warranty that is qualified by materiality, Material Adverse Effect or similar language shall be true and correct in all respects) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (provided that any representation or warranty that is qualified by materiality, Material Adverse Effect or similar language shall be true and correct in all respects) as of such earlier date.

(c)   Immediately after giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing.

Section 4.   Reaffirmation. Except as specifically set forth in this Amendment, the Loan Documents shall remain in full force and effect and are hereby reaffirmed, ratified and confirmed. To the extent that any provision of this Amendment conflicts with any terms or conditions set forth in the Loan Documents, the provisions of this Amendment shall supersede and control. Except as expressly provided herein, the execution and delivery of this Amendment shall not: (i) constitute an extension, modification, or waiver of any aspect of the Loan Documents or any right or remedy thereunder; (ii) extend the terms of the Loan Documents or the due date of any of the loans set forth therein; (iii) establish a course of dealing between the Administrative Agent, the Issuing Bank and/or the Lenders and the Loan Parties or give rise to any obligation on the part of the Administrative Agent, the Issuing Bank and/or any Lender to extend, modify or waive any term or condition of the Loan Documents; or (iv) give rise to any defenses or counterclaims to the Administrative Agent's, the Issuing Bank's and/or any Lender's right to compel payment of any loan or to otherwise enforce its rights and remedies under the Loan Documents. Each of the Loan Parties restates, acknowledges and agrees that the Secured Obligations are outstanding without claim, offset, counterclaim, defense or affirmative defense of any kind and the Secured Obligations remain the continuing and individual obligations of the Loan Parties, until the termination of all Commitments, payment and satisfaction in full in cash of all Secured Obligations (other than Unliquidated Obligations), and the cash collateralization of all Unliquidated Obligations in a manner satisfactory to the Administrative Agent.

Section 5. **Effect on Credit Agreement.** Upon the effectiveness of this Amendment, on and after the date hereof, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import shall mean and be a reference to the Credit Agreement, as amended and modified hereby.

Section 6. **GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.**

Section 7. **Headings.** Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

Section 8. **Counterparts.** This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original thereof.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.

WINNEBAGO INDUSTRIES, INC.

By: _____
     Name:
     Title:

WINNEBAGO OF INDIANA, LLC

By: _____
     Name:
     Title:

GRAND DESIGN RV, LLC

By: _____
     Name:
     Title:

OCTAVIUS CORPORATION, INC.

By: _____
     Name:
     Title:

JPMORGAN CHASE BANK, N.A., individually as a Lender, as Swingline Lender, as an Issuing Bank and as Administrative Agent

By: _____

    Name: John Morrone
    Title: Authorized Officer